UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ ✓ ] Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2017

or

[ ] Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from _______ to _______

Commission File No. 001-35651

A. Full title of the plan and the address of the plan,
if different from that of the issuer named below:

THE BANK OF NEW YORK MELLON CORPORATION 401(k) SAVINGS PLAN
BNY Mellon Center
500 Grant Street
Pittsburgh, PA 15258-0001

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE BANK OF NEW YORK MELLON CORPORATION
225 Liberty Street
New York, New York 10286

The Bank of New York Mellon Corporation 401(k) Savings Plan

Form 11-K

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
The Bank of New York Mellon Corporation 401(k) Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of The Bank of New York Mellon Corporation 401(k) Savings Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for plan benefits for the years then ended, and the related notes (collectively the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG

We have not been able to determine the specific year that we began serving as the Plan’s auditor, however, we are aware that we have served as the Plan’s auditor since at least 1989.

Pittsburgh, Pennsylvania
June 26, 2018

The Bank of New York Mellon Corporation 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
(in dollars)	2017	2016
Assets:
Investments held in Master Trust, at fair value	$6,235,788,787	$5,269,144,026
Fully benefit-responsive investment contracts held in Master Trust, at contract value	331,309,614	325,230,626
Notes receivable from participants	88,112,798	85,890,250
Employer contributions receivable	54,947,951	53,005,476
Cash	452,240	—
Pending investments sales and other receivables	3,096,476	3,171,796
Total assets	6,713,707,866	5,736,442,174

Liabilities:
Pending investment purchases and other liabilities	11,104,926	10,798,700
Total liabilities	11,104,926	10,798,700

Net assets available for plan benefits	$6,702,602,940	$5,725,643,474
See accompanying Notes to Financial Statements.

The Bank of New York Mellon Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
(in dollars)	2017	2016
Additions to net assets available for plan benefits:
Net investment income from Master Trust:
Net appreciation in fair value of investments	$905,219,301	$464,276,950
Dividends	17,786,551	14,374,562
Interest	7,027	403
Total net investment income from Master Trust	923,012,879	478,651,915
Contributions:
Participant contributions	216,805,966	202,769,714
Employer contributions	162,212,279	155,221,041
Rollover contributions	32,127,665	19,262,241
Total contributions	411,145,910	377,252,996
Interest income on notes receivable from participants	3,490,286	3,515,452
Total additions	1,337,649,075	859,420,363

Deductions from net assets available for plan benefits:
Benefits paid to participants	358,043,799	345,173,188
Administrative expenses	2,645,810	2,296,539
Total deductions	360,689,609	347,469,727
Net increase in net assets available for plan benefits	976,959,466	511,950,636

Net assets available for plan benefits:
At beginning of year	5,725,643,474	5,213,692,838
At end of year	$6,702,602,940	$5,725,643,474
See accompanying Notes to Financial Statements.

Notes to Financial Statements

1.    Description of the Plan

The following description of The Bank of New York Mellon Corporation 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document as amended and restated as of July 1, 2015 and as further amended on December 14, 2016 and December 11, 2017 and the Plan’s Summary Plan Description and Prospectus for a more complete description of the Plan’s provisions.

General Information – The Plan is a defined contribution plan sponsored by The Bank of New York Mellon Corporation (the “Company”) and is intended to meet the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan provides employees with the opportunity to invest a portion of their annual compensation in the Plan, augmented by employer contributions, to meet retirement income goals.

On July 1, 2010, the Company acquired PNC Global Investment Servicing, (U.S.) Inc. (“GIS”) resulting in the merger of the PNC Global Investment Servicing, Inc. Retirement Savings Plan (“GIS Plan”) into the Plan.

On December 31, 2011, the Retirement Savings Plan of BNY Securities Group (the “Securities Group 401(k) Plan”) was merged into the Plan as directed by the resolution of the Company.

Administration of the Plan – The Plan is administered by The Bank of New York Mellon Corporation Benefits Administration Committee (the “Plan Administrator”), a named fiduciary of the Plan. The Plan Administrator has full discretionary power and authority to construe, interpret and administer the Plan, including questions concerning eligibility and payment of benefits and may adopt rules and regulations for administering the Plan. The Bank of New York Mellon Corporation Benefits Investment Committee (the “Benefits Investment Committee”), also a named fiduciary, is responsible for investment-related matters, including the establishment of an investment policy, the appointment of investment managers, and the monitoring of the performance of the Plan’s investment funds. There is no assurance that the stated objective of any of the funds can be achieved. The Plan’s trustee is The Bank of New York Mellon (the “Trustee”), a wholly-owned banking subsidiary of the Company. No administrative or custodial fees are paid to the Trustee from Plan assets.

The Benefits Investment Committee appointed Fiduciary Counselors Inc. to serve as the independent fiduciary (“Independent Fiduciary”) to (i) make all fiduciary decisions related to the continued prudence of offering the common stock of the Company or its affiliates as an investment option under the Plan, other than plan sponsor decisions, and (ii) select and monitor any actively or passively managed investments that are managed by the Company or its affiliates to be offered to participants as investment options under the Plan, excluding self-directed accounts.

Eligibility – Employees are eligible to participate in the Plan if they are salaried U.S. employees of the Company or a subsidiary of the Company which has elected to have its U.S. employees covered by the Plan. U.S. hourly employees of the Company, or a participating subsidiary of the Company, are eligible to participate in the Plan after completing 1,000 hours of service during the 12 month period commencing on the employee’s hire date. U.S. hourly employees who do not complete 1,000 hours during the initial period will be eligible to participate in the Plan after completing 1,000 hours within any calendar year after the employee’s hire date.

Newly hired employees meeting the eligibility requirements described above may begin participating in the Plan at the beginning of the next payroll period after completing the enrollment process. Those employees who do not take action to enroll in the Plan within a 30-day notification period, are automatically enrolled with a pre-tax contribution rate equal to 2% of their base pay. The money is invested in the LifePath Index Fund closest to the year that the participant will reach age 65.

Notes to Financial Statements (continued)

Investment Funds – Participants in the Plan have the option of investing their contributions through salary deferrals in professionally managed funds offered under the Plan, which include lifecycle funds, passively managed index funds, actively managed funds, a self-directed account (“SDA”) and common stock of the Company. The maximum amount a participant can transfer into the SDA is 50% of their account balance. The performance of the investment funds being offered in the Plan is evaluated regularly, and the funds offered under the Plan may change periodically. As described in Note 3, the Company directly pays, or indirectly reimburses participants’ accounts for, investment management fees related to investment management options that are managed by an affiliate.

The Benefits Investment Committee is authorized to place restrictions on trading in selected funds. Pursuant to this authority, an administrative restriction applies to account balance transfers in and out of investment funds that hold international securities, because these funds are particularly at risk for trading activity that might harm other participants or are inconsistent with the Plan’s retirement objectives. With this restriction, participants may not buy and then sell, or sell and then buy, shares in certain core funds in the Plan within a period of 15 to 60 calendar days. Trading restrictions imposed by the Company’s Personal Securities Trading Policy also apply to investments in the Company’s common stock (NYSE symbol: BK) under the Plan. With this restriction, participants may not buy and then sell, or sell and then buy, shares of the Company’s common stock within a period of less than 60 calendar days.

The Plan does not permit participants to invest in leveraged or inverse exchange-traded funds or exchange-traded notes through the SDA.

Contributions – The Plan utilizes a “safe harbor” design under Internal Revenue Service (“IRS”) 401(k) plan regulations in which employee pre-tax, Roth 401(k) and employer matching contributions are not subject to discrimination testing. Participants can contribute pre-tax, Roth 401(k) and/or after-tax contributions to the Plan, with an overall limit of 75% of the participant’s eligible base pay. Eligible base pay is defined as semi-monthly base pay excluding overtime, bonuses, commissions, deferrals to any non-qualified retirement program, or any other special payments, including payments after termination of employment. Federal law limited the total dollar amount participants were eligible to contribute on a pre-tax basis and/or Roth 401(k) basis (described below) to $18,000 in both 2017 and 2016. The Plan limit for after-tax contributions was $16,000 in both 2017 and 2016. After-tax contributions are not automatic. A participant must choose to make after-tax contributions to the Plan. Participants who were age 50 or older by December 31, 2017 or December 31, 2016, as applicable, and who reached the contribution limit for such year(s), were eligible to contribute an additional $6,000 in catch-up contributions to the Plan for such year(s).

Beginning July 1, 2017, an “auto-escalation” contribution feature was added to the Plan. This feature automatically increases the rate at which participants, including newly eligible employees, contribute to the Plan by 1% each year, up to a maximum of 10%, on July 1. Prior to each July 1, participants will receive a notice indicating that their contribution rate is set to increase. Participant contributions will be invested in the investment options offered under the Plan as directed by the participant. If the participant does not have an investment election on record, the contributions will be invested in the LifePath Index Fund closest to the year that the participant will reach age 65. Participants can opt out of the contribution rate increases, change the rate of contribution or discontinue contributions at any time.

Participants may rollover into the Plan amounts representing distributions from other qualified retirement plans or Individual Retirement Accounts.

Participants may elect to contribute through the Roth 401(k) contribution option. With the Roth 401(k) feature, participant contributions are on an after-tax basis and growth in the Roth 401(k) portion of the account will be tax-free. The Roth 401(k) contributions qualify for matching contributions and are otherwise subject to the same combined dollar limits applicable to pre-tax contributions (in both 2017 and 2016, $18,000, or $24,000, for participants over age 50 by December 31). In order for the Roth 401(k) investment

Notes to Financial Statements (continued)

earnings to be withdrawn tax-free, the distribution must be made at least five years after the first Roth 401(k) contribution and after the participant turns 59½, dies or becomes disabled.

Matching Contributions – In 2017 and 2016, the Company matched 100% of the first 4% of eligible base pay plus 50% of the next 2% of eligible pay contributed by the participant for a maximum matching contribution of 5%. The Company’s matching contributions were paid in cash on a pre-tax basis and invested in the investment options offered under the Plan as directed by the participant.

Retirement Contribution – As noted below, the Company makes an additional annual retirement contribution equal to 2% of eligible base pay to participants. Participants eligible to receive the 2017 annual retirement contribution include employees who were eligible to participate in the Plan and who were actively employed on December 31, 2017, employees who were terminated in 2017 after attaining age 55, employees who died during the plan year and employees on approved long-term disability. The retirement contribution for 2017 was paid on March 26, 2018, and the retirement contribution for 2016 was paid on March 28, 2017.

Securities Group Transition Contribution – Participants in the Securities Group 401(k) Plan, prior to the plan merger, were eligible for an annual profit-sharing contribution effective for the 2011 plan year based on the participant’s rate of compensation as of January 1, 2011, or if later, their hire date, which replaced the existing profit-sharing contribution. This transition contribution was paid in 2012.

Participant Accounts – Each participant’s account is credited with the participant’s pre-tax, Roth 401(k) and/or after-tax contributions, employer matching contributions and retirement contribution, if any. The account is also credited or charged with the proportionate share of changes in the net assets of the Plan arising from investment activities. Distributions with respect to a participant’s interest under the Plan are charged to the participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting – Participants are immediately and fully vested in their pre-tax, Roth 401(k) and/or after-tax contributions, any rollover contributions and earnings or losses on these amounts. Matching contributions to the Plan relating to periods of employment on or after January 1, 2009, plus any earnings or losses these amounts generate, are 100% vested at all times. Retirement contributions will fully vest after three years of service. The Securities Group Transition Contribution vests 20% for each year of service until 100% vested after five years of service, including prior service under the Securities Group 401(k) Plan. If a participant retires, dies or becomes disabled while employed by the Company, the participant’s account balance will be immediately vested.

Contributions made to eligible participants of the former GIS Plan, and the former Securities Group 401(k) Plan prior to the plan merger dates will follow the vesting schedule outlined in the respective Plan documents.

Forfeitures – If the participant is not fully vested in the matching, retirement and/or transition contributions at the participant’s employment termination date, the nonvested portion of the account balance is forfeited on the earlier of distribution of the vested portion or five consecutive one-year breaks in service. Forfeitures are used to reduce future employer contributions. In 2017 and 2016, forfeitures of $1,761,946 and $1,238,741, respectively, were used to reduce employer contributions. As of December 31, 2017 and December 31, 2016, the unallocated forfeitures totaled $50,053 and $9,698, respectively.

Distributions and In-Service Withdrawals – The vested portion of a participant’s account will be payable upon severance of employment, including for reasons of retirement, death, or disability (within the meaning of the Company’s Long-Term Disability Plan). Participants are eligible to request withdrawals following the attainment of age 59½ or in the case of specified hardships. Amounts attributable to after-tax and rollover contributions are available for in-service withdrawal at any time. The Plan also makes mandatory age 70½ distributions pursuant to the minimum distribution regulations issued by the IRS.

Notes to Financial Statements (continued)

Notes Receivable from Participants – The Plan allows participants, either actively at work or on a paid leave of absence, to borrow from their account. The loan will be secured by a portion of the participant’s account balance, and must be repaid to that account with interest. The interest payments will also be allocated to the participant’s account and will appear as earnings on that account. Loan guidelines, including interest rates, are set by the Plan in accordance with tax laws and regulations issued by the IRS and the Department of Labor.

For loans issued in plan year 2017, the interest rate was fixed at one percentage point above the prime rate on the first business day of the month in which the loan was issued. For residential loans issued in the plan year 2017, the interest rate was fixed at one percentage point above the prime rate on the first business day of the month in which the promissory note was issued to the participant. For all loans issued in plan year 2016, the interest rate was fixed at one percentage point above the prime lending rate at the time the loans are issued.

Generally, new loans, when added to the amount of any existing loans, cannot exceed the lesser of (a) $50,000 minus the participant’s highest outstanding loan balance in the last 12 months, (b) one-half of the participant’s vested account, or (c) the participant’s account balance, excluding any investments in an SDA. General purpose loans are available for terms of 12 to 48 months. Loans for the purchase of a primary residence, however, may be for a term from 49 to 120 months. Loans are repaid in periodic installments through payroll deductions. Recurring direct debit payments are accepted from participants that are on long-term disability or are no longer employed by the Company. Loan repayments, of both principal and interest, are invested by the Trustee among the available investment funds in the same proportions as the participant’s salary reduction contributions are invested.

Payment of Benefits – A participant (or their beneficiary) may elect to receive distributions in one lump sum or in a series of quarterly installments over a period not exceeding the lesser of (1) their life expectancy or the designated beneficiary’s joint life expectancy, or (2) ten years. Participants will automatically be paid in a lump sum if their account balance is $1,000 or less. If a portion of a participant’s balance is invested in the Company’s common stock or an SDA, the participant may elect to receive the distribution in-kind or in cash.

Voting Rights – Each participant is entitled to exercise voting rights attributable to the shares of the Company’s common stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised. The Trustee will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely responded subject to review by the Independent Fiduciary.

Flexible Dividend – Dividends paid on the Company’s common stock held in a participant’s account are automatically reinvested in the Company’s common stock. A participant may elect to have the dividends on vested shares paid in cash as a distribution from the Plan.

Plan Termination or Plan Merger – Although the Company has no present intention to terminate the Plan, it expressly retains the right to amend, modify or terminate the Plan at any time. Such amendments or modifications may be retroactive, provided that no amendment or modification shall be made which permits Plan assets to be used or diverted for purposes other than the exclusive benefit of the participants or their beneficiaries. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Plan Administrator may determine.

In the event of any merger or consolidation of the Plan with, or transfer of assets of the Plan to, any other plan, each participant’s account, immediately after such event, would equal the market value of the account prior to such event.

Notes to Financial Statements (continued)

2.    Summary of Significant Accounting Policies

Basis of Financial Statements – The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates – The preparation of the financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – Investments held by the Plan are included in The Bank of New York Mellon Corporation Retirement Plans Master Trust (the “Master Trust”). All investments, except fully benefit-responsive contracts, are reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Investments in fully benefit-responsive investment contracts are required to be reported at contract value. Contract value is the amount participants will receive if they were to initiate permitted transactions under the terms of the Plan.

Investment transactions are recorded on the trade date of the purchase or sale. Dividend income from investments in common stock is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net appreciation (depreciation) in fair value includes the gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses – The Company pays all administrative fees related to the Plan, except administrative costs related to certain retirement planning services, participant loans and certain investment management fees described in Note 3.

Benefits Paid to Participants – Benefits paid to participants are recorded upon distribution.

Subsequent Events – The Plan has evaluated subsequent events through June 26, 2018, and determined that no additional events have occurred requiring adjustments to, or disclosure in, the financial statements.

Recent Accounting Guidance – In February 2017, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”), ASU 2017-06, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting.” This ASU is a consensus of the FASB’s Emerging Issues Task Force. This ASU requires, for each master trust in which a plan holds an interest, a plan’s interest in that master trust and any change in that interest to be presented in separate line items in the statement of net assets available for benefits and in the statement of changes in net assets available for benefits, respectively. This ASU also requires all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. This ASU eliminates the requirement to disclose the percentage interest in the master trust for plans with divided interests and require that all plans disclose the dollar amount of their interest in each of the general types of investments. This ASU is effective for plan year ended December 31, 2019. Early adoption is permitted. When adopted, this ASU is not expected to have a material impact on the Plan’s financial statements and related disclosures.

Notes to Financial Statements (continued)

3.	Investment Options

The Trustee, under a declaration of trust, provides for the establishment, management, investment and reinvestment of the Plan’s assets. The Benefits Investment Committee established the Plan’s investment options by offering four investment tiers, which include a broad range of funds as core options. Core options are those funds in which employees can invest directly through payroll contributions. The investment tiers are described below.

LifePath Index Funds – The LifePath Index Funds consist of a series of funds which bear different risk profiles based on a targeted retirement date, ranging from 2020 to 2060. Each LifePath Index Fund is a fund of funds composed predominantly of a combination of index funds covering the domestic fixed income, domestic equity, international equity and global real estate securities asset classes. The fund manager rebalances the investment mix periodically to gradually shift toward a more conservative profile as the fund’s maturity date approaches. There is also a separate fund for individuals near to or already in retirement, which intends to preserve savings by maintaining a lower risk profile.

Passively Managed Index Funds – The passively managed index funds consists of four index funds covering the major asset classes (domestic investment grade bonds, domestic large cap equity, mid and small cap equity, and international equity). These funds are designed to track a specific investment index, such as the Standard and Poor’s 500 Index. The fund managers attempt to replicate the holdings and performance of the index, but do not seek to exceed the index’s returns, less fees and expenses.

Actively Managed Funds and Common Stock – The actively managed funds consist of fourteen funds (plus the Company’s common stock) covering the major asset classes. The investment managers of actively managed funds seek to exceed the returns of a given market index or benchmark. Because this approach often requires a great deal of research and trading activity, fees and expenses are generally higher than fees in passively managed index funds. The goal is to outperform the market enough to offset those higher expenses. Most of the funds have a multi-manager structure to reduce manager performance risk and to benefit from less than perfect correlation between different types of investment approaches within a sub-asset class.

Participants have the opportunity to own shares of the Company’s common stock. A common stock investment in a single company is subject to the fluctuations of the stock market, as well as the Company’s performance and its long-term financial prospects.

Self-Directed Account – The SDA provides the opportunity for participants to build and manage their portfolio with access to various mutual funds and exchange-traded funds, subject to any limitations imposed by the Plan. A participant must have at least a $10,000 account balance to be eligible to invest in the SDA. The minimum initial investment in the SDA is $5,000, and subsequent transfers from any other fund into the SDA must be at least $1,000. The maximum amount that a participant may elect to invest in the SDA is 50% of their account balance.

There is no assurance that the stated objective of any of the funds can be achieved.

The Company pays, or reimburses participants’ accounts for, the investment management fees for all passively managed index funds. For those actively managed funds which are wholly or partially managed by an affiliate, the Company directly pays, or reimburses participants’ accounts for, the portion of the investment management fees attributable to the related affiliate. Fees charged by the LifePath Index Funds, non-affiliated fund managers of actively managed funds and mutual funds and exchange-traded funds in the SDA are paid by the participant. In addition, the Company reimburses participants’ accounts for the administrative fees (or a portion thereof) charged by managers for those investment options that are managed (or partially managed) by an affiliate; however, the Company does not reimburse participants for any portion of the administrative

Notes to Financial Statements (continued)

fees charged by managers for those investment options that are managed by entities not affiliated with the Company.

Any revenue-sharing generated by an investment fund is reallocated to the fund for the benefit of Plan participants investing in the fund.

4.	Party-in-Interest Transactions

The Bank of New York Mellon, a subsidiary of the Company, acts as Trustee of the Plan.

Certain investments of the Master Trust are managed by subsidiaries of the Company. The Master Trust holds common stock of the Company. In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Therefore, these related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

The Master Trust held 18,540,720 shares of the Company’s common stock at December 31, 2017, and 19,901,402 shares at December 31, 2016.

5.	Federal Income Taxes

The Plan received a favorable determination letter from the IRS dated July 9, 2015, which stated that the Plan and related trust, as amended and restated as of December 19, 2014, was designed in accordance with the applicable Sections of the Internal Revenue Code of 1986 (“IRC”). The Plan, which was the subject of the determination letter, has been amended since receiving the determination letter by the adoption of a qualification amendment, an amended and restated document as of July 1, 2015 and a First Amendment and Second Amendment to such July 1, 2015 document. The IRS no longer issues determination letters on amendments to existing plans. However, the Plan Administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken any uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has concluded that as of December 31, 2017 and December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to federal income tax examinations for the years prior to 2014.

6.    Master Trust Financial Information

The Plan’s assets are held in the Master Trust. The assets of the Master Trust also include the assets of The Bank of New York Mellon Corporation Pension Plan and The Employee Stock Ownership Plan of The Bank of New York Company, Inc.

Notes to Financial Statements (continued)

The statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits of the Master Trust as of December 31, 2017 and December 31, 2016 are as follows:

The Bank of New York Mellon Corporation Retirement Plans Master Trust

Statements of Net Assets Available for Plan Benefits

	December 31,
(in dollars)	2017	2016
Assets:
Investments, at fair value	$12,288,860,476	$10,705,656,898
Fully benefit-responsive investment contracts, at contract value	331,526,182	325,443,148
Notes receivable from participants	88,112,798	85,890,250
Cash	452,240	—
Pending investment sales and other receivables	90,794,770	89,230,506
Assets held as collateral under securities lending	398,288,677	337,053,672
Total assets	13,198,035,143	11,543,274,474
Liabilities:
Pending investment purchases and other liabilities	30,774,450	42,790,253
Payable upon return of assets loaned	398,288,677	337,053,672
Total liabilities	429,063,127	379,843,925

Net assets available for plan benefits	$12,768,972,016	$11,163,430,549

The Bank of New York Mellon Corporation Retirement Plans Master Trust

Statements of Changes in Net Assets Available for Plan Benefits

	Year ended December 31,
(in dollars)	2017	2016
Additions to net assets available for plan benefits:
Net investment income:
Net appreciation in fair value of investments	$1,642,110,442	$798,162,306
Dividends	66,904,843	54,132,830
Interest	57,036,483	56,444,851
Total net investment income	1,766,051,768	908,739,987
Transfers in	413,533,222	378,780,340
Total additions	2,179,584,990	1,287,520,327

Deductions from net assets available for plan benefits:
Transfers out	594,818,452	551,575,018
Net increase prior to transfer in from other plans	1,584,766,538	735,945,309

Transfer in from other plans	20,774,929	—
Net increase in net assets available for plan benefits	1,605,541,467	735,945,309

Net assets available for plan benefits:
At beginning of year	11,163,430,549	10,427,485,240
At end of year	$12,768,972,016	$11,163,430,549

The Plan’s interest in the net assets available for plan benefits of the Master Trust was 53% at December 31, 2017 and 51% at December 31, 2016.

Notes to Financial Statements (continued)

The following is a reconciliation of net assets available for plan benefits per the Master Trust financial statements at December 31, 2017 and December 31, 2016, to the Master Trust’s Form 5500.

Reconciliation of net assets available for plan benefits of the Master Trust	December 31,
(in dollars)	2017	2016
Net assets available for plan benefits per the Master Trust financial statements	$12,768,972,016	$11,163,430,549
Add: Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(2,468,729)	(1,869,491)
Net assets available for plan benefits per the Master Trust’s Form 5500	$12,766,503,287	$11,161,561,058

The following is a reconciliation of the change in net assets available for plan benefits per the Master Trust financial statements for the years ended December 31, 2017 and December 31, 2016, to the Master Trust’s Form 5500.

Reconciliation of change in net assets available for plan benefits of the Master Trust	Year ended December 31,
(in dollars)	2017	2016
Net increase in net assets available for plan benefits per the Master Trust financial statements	$1,605,541,467	$735,945,309
Less: Adjustments from contract value to fair value for fully benefit-responsive investment contracts - prior year	(1,869,491)	80,664
Add: Adjustments from contract value to fair value for fully benefit-responsive investment contracts - current year	(2,468,729)	(1,869,491)
Net change in net assets available for plan benefits per the Master Trust’s Form 5500	$1,604,942,229	$733,995,154

7.    Investments in the Master Trust

The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) that can be specifically identified. The Plan’s ownership percentage in these investments and transactions does not represent an undivided interest.

Investments, at Fair Value

The following table presents the fair values of investments in the Master Trust and the Plan’s percentage interest in each investment class of the Master Trust.

	December 31, 2017		December 31, 2016
		Plan’s ownership percentage		Plan’s ownership percentage
	Fair value (in dollars)		Fair value (in dollars)

Common and preferred stock	$3,056,925,899	23%	$2,572,598,863	26%
Self-directed accounts	136,657,584	100	122,656,172	100
Mutual funds	163,393,716	—	414,081,729	67
Collective trust funds	5,541,866,488	71	4,466,914,644	67
Fixed income	1,608,604,576	—	1,573,251,682	—
Venture capital and partnership interests	40,886,430	—	47,577,364	—
Exchange-traded funds	—	—	6,392,738	—
Funds of funds	1,451,629,976	100	1,193,855,606	100
Hedge fund of funds	129,440,909	—	139,566,597	—
Interest-bearing cash	2,408,786	—	2,796,699	—
Derivative instruments	(520,584)	—	1,550,907	—
Investment contracts with insurance companies	157,566,696	—	164,413,897	—
Total investments at fair value	$12,288,860,476	51%	$10,705,656,898	49%

Notes to Financial Statements (continued)

Fully Benefit-Responsive Investment Contracts, at Contract Value

The Actively Managed Funds investment tier includes an option to invest in a stable value investment product. This product is managed as a separate account that holds a portfolio of investment contracts comprised of synthetic and traditional investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measurement for fully benefit-responsive investment contracts, as contract value is the amount participants will receive if they were to initiate permitted transactions. Contract value represents contributions and earnings, less benefits paid to participants and administrative expenses.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator believes that any such event that would limit the Plan’s ability to transact at contract value with participants is not probable of occurring.

The investment contracts held by the Master Trust generally consists of the following guaranteed investment contracts (“GICs”).

GICs at contract value	December 31,
(in dollars)	2017	2016
Synthetic GICs	$304,906,025	$299,400,018
Traditional GICs	26,620,157	26,043,130
Total GICs at contract value	$331,526,182	$325,443,148

Synthetic GICs

Fixed maturity synthetic GICs consist of an asset or collection of assets and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that benefit-responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Variable rate synthetic GICs consist of an asset or collection of assets that are held in a bankruptcy remote vehicle. The contract is benefit-responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at the time of issuance and is guaranteed by the issuer for the life of the investment.

Constant duration synthetic GICs consist of a portfolio of securities and a benefit-responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that benefit-responsive payments will be made at book value for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of

Notes to Financial Statements (continued)

the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is funded and it will have an interest crediting rate of not less than 0%.

The interest crediting rate is determined quarterly and is primarily based on the current yield to maturity of the covered investment, plus or minus amortization of the difference between the market value and the contract value of the covered investments over the duration of the covered investments at the time of computation.

Traditional GICs

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

8.    Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy for fair value measurements is utilized based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Valuation Hierarchy

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are described below.

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets include common and preferred stock, self-directed accounts, mutual funds, fixed income securities, exchange-traded funds and derivative instruments.

Level 2: Observable inputs other than Level 1 prices, for example, are quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets include items that are traded less frequently than exchange-traded securities and derivative instruments whose model inputs are observable in the market or can be corroborated by market-observable data. Examples in this category are collective trust funds, fixed income securities, funds of funds, interest-bearing cash and derivative instruments.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Master Trust’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances. Level 3 assets include investment contracts with insurance companies.

Valuation Methodologies

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Common and preferred stock, self-directed accounts, mutual funds and exchange-traded funds: These types of securities are valued at the closing price reported in the active market in which the individual securities are traded, if available.

Notes to Financial Statements (continued)

Collective trust funds and funds of funds: The fair value of collective trust funds and funds of funds are based on the securities in the portfolio, which typically are the amount that the fund might reasonably expect to receive for the securities upon a sale. These funds are valued using observable inputs on either a daily or monthly basis.

Fixed income investments: Fixed income securities valued at the closing price reported in the active market in which the bond is traded are included in Level 1 of the valuation hierarchy. Fixed income securities included in Level 2 of the valuation hierarchy are valued using quoted prices for comparable securities with similar yields and credit ratings. When quoted prices are not available for identical or similar bonds, the fixed income security is valued using discounted cash flows that maximize observable inputs, such as current yields of similar instruments.

Interest-bearing cash: The estimated fair value of interest-bearing cash is equal to the book value as a result of the short-term nature of these cash equivalents.

Derivative instruments: Exchange-traded derivative instruments are valued using quoted prices and are included in Level 1 of the valuation hierarchy. Over-the-counter derivative instruments are valued using internally developed models based on readily observable market parameters and are included in Level 2 of the valuation hierarchy. Derivatives instruments include foreign exchange contracts, credit default swaps and interest rate contracts.

Investment contracts with insurance companies: There are no readily available market quotations for these investments. Certain investment contracts are valued at the present value of the contracted benefits payable using mortality and investment return assumptions. These contracts are valued on an annual basis.

Other assets measured at the net asset value (“NAV”), as a practical expedient: The following investments are valued at NAV as a practical expedient for measuring fair value. There are no readily available market quotations for these funds.

•
Hedge fund of funds: The hedge fund of funds are valued at NAV, which is based on the fair value of the underlying investments held by the fund, less its liabilities. These funds are either valued on a daily or monthly basis.

•
Venture capital and partnership interests: The fair value is based on the Master Trust’s ownership percentage of the fair value of the underlying investments as provided by the fund managers. These funds are typically valued on a quarterly basis.

The preceding methods described may produce a fair value calculation that may not be indicative of future fair values. Furthermore, although the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to Financial Statements (continued)

The following tables present the fair value of the financial instruments of the Master Trust by level within the fair value hierarchy as of December 31, 2017 and December 31, 2016. There were no transfers between Level 1 and Level 2 during plan years 2017 and 2016.

Master Trust investment assets measured at fair value on a recurring basis as of December 31, 2017
(in dollars)	Level 1	Level 2	Level 3	Total carrying value
Common and preferred stock	$3,056,925,899	$—	$—	$3,056,925,899
Self-directed accounts	136,657,584	—	—	136,657,584
Mutual funds	163,393,716	—	—	163,393,716
Collective trust funds	—	5,541,866,488	—	5,541,866,488
Fixed income	557,276,529	1,051,328,047	—	1,608,604,576
Funds of funds	—	1,451,629,976	—	1,451,629,976
Interest-bearing cash	—	2,408,786	—	2,408,786
Derivative instruments	(587,725)	67,141	—	(520,584)
Investment contracts with insurance companies	—	—	157,566,696	157,566,696
Total Master Trust investments in the fair value hierarchy	$3,913,666,003	$8,047,300,438	$157,566,696	$12,118,533,137
Other assets measured at NAV:
Hedge fund of funds				129,440,909
Venture capital and partnership interests				40,886,430
Total Master Trust investments at fair value				$12,288,860,476

Master Trust investment assets measured at fair value on a recurring basis as of December 31, 2016
(in dollars)	Level 1	Level 2	Level 3	Total carrying value
Common and preferred stock	$2,572,598,863	$—	$—	$2,572,598,863
Self-directed accounts	122,656,172	—	—	122,656,172
Mutual funds	414,081,729	—	—	414,081,729
Collective trust funds	—	4,466,914,644	—	4,466,914,644
Fixed income	602,465,809	970,785,873	—	1,573,251,682
Exchange-traded funds	6,392,738	—	—	6,392,738
Funds of funds	—	1,193,855,606	—	1,193,855,606
Interest-bearing cash	—	2,796,699	—	2,796,699
Derivative instruments	823,787	727,120	—	1,550,907
Investment contracts with insurance companies	—	—	164,413,897	164,413,897
Total Master Trust investments in the fair value hierarchy	$3,719,019,098	$6,635,079,942	$164,413,897	$10,518,512,937
Other assets measured at NAV:
Hedge fund of funds				139,566,597
Venture capital and partnership interests				47,577,364
Total Master Trust investments at fair value				$10,705,656,898

The tables below present a roll forward of the Master Trust investments classified in Level 3 of the valuation hierarchy for the years ended December 31, 2017 and December 31, 2016.

Master Trust fair value measurements using significant unobservable inputs for the year ended December 31, 2017
Investment contracts with insurance companies
(in dollars)
Fair value at December 31, 2016	$164,413,897
Total losses included in changes in net assets	(6,847,201)
Fair value at December 31, 2017	$157,566,696
Change in unrealized loss for the period included in changes in net assets for assets held at the end of the reporting period	$(6,847,201)

Notes to Financial Statements (continued)

Master Trust fair value measurements using significant unobservable inputs for the year ended December 31, 2016
Investment contracts with insurance companies
(in dollars)
Fair value at December 31, 2015	$171,711,545
Total losses included in changes in net assets	(7,297,648)
Fair value at December 31, 2016	$164,413,897
Change in unrealized loss for the period included in changes in net assets for assets held at the end of the reporting period	$(7,297,648)

The Master Trust has certain investments in which the fair value has been estimated using the NAV per share as a practical expedient. Our investment objective when investing in hedge fund of funds and venture capital and partnership interests is to maximize total returns while maintaining a broadly diversified portfolio.  The tables below present information about the Master Trust’s investments valued at the funds’ NAV, as a practical expedient, which also have unfunded commitments and/or redemption provisions.

Master Trust investments valued using NAV as of December 31, 2017
(in dollars)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Hedge fund of funds	$129,440,909	$—	Monthly	30-45 days
Venture capital and partnership interests	40,886,430	4,851,181	N/A	N/A
Total	$170,327,339	$4,851,181
N/A – Not applicable.

Master Trust investments valued using NAV as of December 31, 2016
(in dollars)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Hedge fund of funds	$139,566,597	$—	Monthly	30-45 days
Venture capital and partnership interests	47,577,364	5,171,690	N/A	N/A
Total	$187,143,961	$5,171,690
N/A – Not applicable.

9.	Fair Value of Master Trust and Plan Net Assets Available for Plan Benefits

Note 8 presents investments measured at fair value by the three level valuation hierarchy. The following is a summary of the practices used to estimate fair value of financial assets and liabilities not recorded at fair value. For the Master Trust and the Plan, pending investment sales and other receivables and pending investment purchases and other liabilities approximate fair value due to their short-term nature. Additionally, the estimated fair value of the fully benefit-responsive investment contracts represents the sum of the fair values of the underlying assets. For the Master Trust, assets held as collateral under securities lending and payable upon return of assets loaned approximate fair value due to their short-term nature. For the Plan, employer contributions receivable approximates fair value due to its short-term nature.

Notes to Financial Statements (continued)

The following tables present the estimated fair value and carrying value of financial instruments of the Master Trust and the Plan not measured at fair value.

Summary of Master Trust financial instruments	December 31, 2017
				Estimated fair value	Carrying value
(in dollars)	Level 1	Level 2	Level 3
Assets:
Cash	$452,240	$—	$—	$452,240	$452,240
Fully benefit-responsive investment contracts	—	329,057,453	—	329,057,453	331,526,182
Pending investment sales and other receivables	—	90,794,770	—	90,794,770	90,794,770
Assets held as collateral under securities lending	—	398,288,677	—	398,288,677	398,288,677
Total	$452,240	$818,140,900	$—	$818,593,140	$821,061,869
Liabilities:
Pending investment purchases and other liabilities	$—	$30,774,450	$—	$30,774,450	$30,774,450
Payable upon return of assets loaned	—	398,288,677	—	398,288,677	398,288,677
Total	$—	$429,063,127	$—	$429,063,127	$429,063,127

Summary of Master Trust financial instruments	December 31, 2016
				Estimated fair value	Carrying value
(in dollars)	Level 1	Level 2	Level 3
Assets:
Fully benefit-responsive investment contracts	$—	$323,573,657	$—	$323,573,657	$325,443,148
Pending investment sales and other receivables	—	89,230,506	—	89,230,506	89,230,506
Assets held as collateral under securities lending	—	337,053,672	—	337,053,672	337,053,672
Total	$—	$749,857,835	$—	$749,857,835	$751,727,326
Liabilities:
Pending investment purchases and other liabilities	$—	$42,790,253	$—	$42,790,253	$42,790,253
Payable upon return of assets loaned	—	337,053,672	—	337,053,672	337,053,672
Total	$—	$379,843,925	$—	$379,843,925	$379,843,925

Summary of Plan financial instruments	December 31, 2017
				Estimated fair value	Carrying value
(in dollars)	Level 1	Level 2	Level 3
Assets:
Cash	$452,240	$—	$—	$452,240	$452,240
Fully benefit-responsive investment contracts held in Master Trust	—	328,842,613	—	328,842,613	331,309,614
Pending investment sales and other receivables	—	3,096,476	—	3,096,476	3,096,476
Employer contributions receivable	—	54,947,951	—	$54,947,951	54,947,951
Total	$452,240	$386,887,040	$—	$387,339,280	$389,806,281
Liabilities:
Pending investment purchases and other liabilities	$—	$11,104,926	$—	$11,104,926	$11,104,926
Total	$—	$11,104,926	$—	$11,104,926	$11,104,926

Summary of Plan financial instruments	December 31, 2016
				Estimated fair value	Carrying value
(in dollars)	Level 1	Level 2	Level 3
Assets:
Fully benefit-responsive investment contracts held in Master Trust	$—	$323,347,156	$—	$323,347,156	$325,230,626
Pending investment sales and other receivables	—	3,171,796	—	3,171,796	3,171,796
Employer contributions receivable	—	53,005,476	—	53,005,476	53,005,476
Total	$—	$379,524,428	$—	$379,524,428	$381,407,898
Liabilities:
Pending investment purchases and other liabilities	$—	$10,798,700	$—	$10,798,700	$10,798,700
Total	$—	$10,798,700	$—	$10,798,700	$10,798,700

Notes to Financial Statements (continued)

10.    Reconciliation of The Bank of New York Mellon Corporation 401(k) Savings Plan Financial
Statements to Form 5500

Benefit claims payable recorded on Form 5500 have been processed and approved for payment prior to December 31, 2017, but not yet paid as of that date. Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from contract value to fair value for fully benefit-responsive investment contracts represents a reconciling item.

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2017 and December 31, 2016, to Form 5500.

Reconciliation of net assets available for plan benefits	December 31,
(in dollars)	2017	2016
Net assets available for plan benefits per the financial statements	$6,702,602,940	$5,725,643,474
Less: Benefit claims payable	1,769,887	2,661,686
Add: Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(2,467,001)	(1,868,154)
Net assets available for plan benefits per Form 5500	$6,698,366,052	$5,721,113,634

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2017 and December 31, 2016, to Form 5500.

Reconciliation of benefits paid to participants	Year ended December 31,
(in dollars)	2017	2016
Benefits paid to participants per the financial statements	$358,043,799	$345,173,188
Less: Benefit claims payable – prior year	2,661,686	1,994,134
Add: Benefit claims payable – current year	1,769,887	2,661,686
Benefits paid to participants per Form 5500	$357,152,000	$345,840,740

11.	Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

The Master Trust provides for investment in the Company’s common stock. At December 31, 2017 and December 31, 2016, 11% and 12%, respectively, of the Plan’s total assets were invested in the Company’s common stock. The value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s valuation of such performance.

Schedule 1

The Bank of New York Mellon Corporation
401(k) Savings Plan
EIN: 13-2614959
Plan Number: 004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017

	Identity of issue, borrower, lessor, or similar party	Description of investments and notes receivable	Cost	Current value

*	Master Trust	Common stock, self-directed accounts, collective trust funds and funds of funds	N/A	$6,235,788,787

*	Master Trust	Fully benefit-responsive investment contracts, at contract value	N/A	331,309,614

*	Notes receivable from participants	Notes receivable from participants at interest rates ranging from 3.25% to 10.00% due from less than 1 year to 10 years	-	88,112,798

		Total investments and notes receivable (held at end of year)		$6,655,211,199

* Represents a party-in-interest as defined by ERISA.
N/A – This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.

See accompanying Report of Independent Registered Public Accounting Firm.

Index to Exhibits

Exhibit No.	Description	Method of Filing

23.1	Consent of Independent Registered Public Accounting Firm.	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The Bank of New York Mellon Corporation 401(k) Savings Plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE BANK OF NEW YORK MELLON CORPORATION
401(k) SAVINGS PLAN

By:	/s/ Monique R. Herena
Monique R. Herena
Senior Executive Vice President and
Chief Human Resources Officer

By:	/s/ Kurtis R. Kurimsky
Kurtis R. Kurimsky
Corporate Controller

Date: June 26, 2018